BRENMILLER ENERGY LTD.

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

May 2, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Brenmiller Energy Ltd. (CIK 0001901215)
Registration Statement No. 333-286789 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made that certain letter filed as correspondence by Brenmiller Energy Ltd. (the “Company”) with the U.S. Securities and Exchange Commission via EDGAR on May 1, 2025, in which the Company requested acceleration of the effective date of the above-referenced Registration Statement for May 1, 2025 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company hereby formally withdraws such request for acceleration of the effective date of the Registration Statement at such time. The Company reserves the right to resubmit another request for acceleration of the Registration Statement at a future date.

If you have any questions or require additional information, please call our attorney, Eric Victorson, Esq. at (212) 660-3092 of Sullivan & Worcester LLP.

Very truly yours,

Brenmiller Energy Ltd.

By:	/s/ Ofir Zimmerman
	Name:	Ofir Zimmerman
	Title:	Chief Financial Officer